EXHIBIT 12
California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
including Preferred Stock Dividends
In thousands except ratios

	Three months	Six months
	ended	ended	Year ended December 31,
	June 30, 2006	June 30, 2006	2005	2004	2003	2002	2001

Earnings (1):
Income before income tax expense	9,760	11,138	47,229	43,111	32,315	31,641	24,693
Fixed charges expensed and capitalized	5,021	9,770	18,790	18,833	19,682	18,491	17,113
Capitalized interest	-625	-850	-900	-824	-1,995	-1,473	-858
Preferred dividend requirement	-38	-76	-153	-153	-153	-153	-153

	14,118	19,982	64,967	60,967	49,849	48,507	40,795

Fixed Charges:
Interest expensed and capitalized, and amortization of capitalized expense related to indebtedness	4,970	9,667	18,600	18,664	19,512	18,314	16,888
Estimated interest component of rent expense	13	27	38	16	17	24	72
Preferred dividend requirement	38	76	153	153	153	153	153

	5,021	9,770	18,790	18,833	19,682	18,491	17,113

Ratio of earnings to fixed charges including preferred stock dividends	2.81	2.05	3.46	3.24	2.53	2.62	2.38

(1)	As defined by Item 503(d) of Regulation S-K